UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                Blockbuster Inc.
                                (Name of Issuer)

                              Class A Common Stock
                              Class B Common Stock
                         (Title of Class of Securities)

                               Class A: 093679108
                               Class B: 093679207
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Enterprises L.P. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 16, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    Class A 3,208,688 (see Item 3 and 5); Class B 772,320

8  SHARED VOTING POWER
    0

9  SOLE DISPOSITIVE POWER
    Class A 3,208,688 (see Item 3 and 5); Class B 772,320

10 SHARED DISPOSITIVE POWER
    0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 3,208,688  (see Item 3 and 5); Class B 772,320

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Class A 2.50% (see Item 3 and 5); Class B 1.07%

14 TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    0

8  SHARED VOTING POWER
    Class A 3,208,688 (see Item 3 and 5); Class B 772,320

9  SOLE DISPOSITIVE POWER
    0

10 SHARED DISPOSITIVE POWER
    Class A 3,208,688 (see Item 3 and 5); Class B 772,320

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 3,208,688  (see Item 3 and 5); Class B 772,320

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Class A 2.50% (see Item 3 and 5); Class B 1.07%

14 TYPE OF REPORTING PERSON*
    OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    Class A 898,000 (see Item 3 and 5); Class B 340,906

8  SHARED VOTING POWER
    Class A 3,208,688 (see Item 3 and 5); Class B 772,320

9  SOLE DISPOSITIVE POWER
    Class A 898,000 (see Item 3 and 5); Class B 340,906

10 SHARED DISPOSITIVE POWER
    Class A 3,208,688 (see Item 3 and 5); Class B 772,320

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 4,106,688  (see Item 3 and 5); Class B 1,113,226

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
    Class A 3.2% (see Item 3 and 5); Class B 1.55%

14 TYPE OF REPORTING PERSON*
    CO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Icahn Partners Master Fund L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

   CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    Class A 7,381,540 (see Item 3 and 5); Class B 1,932,985

8  SHARED VOTING POWER
    0

9  SOLE DISPOSITIVE POWER
    Class A 7,381,540 (see Item 3 and 5); Class B 1,932,985

10 SHARED DISPOSITIVE POWER
    0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 7,381,540  (see Item 3 and 5); Class B 1,932,985

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Class A 5.74% (see Item 3 and 5); Class B 2.68%

14 TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Icahn Partners Master Fund II L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    Class A 969,607 (see Item 3 and 5)

8  SHARED VOTING POWER
    0

9  SOLE DISPOSITIVE POWER
    Class A 969,607 (see Item 3 and 5)

10 SHARED DISPOSITIVE POWER
    0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 969,607 (see Item 3 and 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
    Class A 0.75% (see Item 3 and 5)

14 TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Icahn Partners Master Fund III L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    Class A 366,953 (see Item 3 and 5)

8  SHARED VOTING POWER
    0

9  SOLE DISPOSITIVE POWER
    Class A 366,953 (see Item 3 and 5)

10 SHARED DISPOSITIVE POWER
    0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 366,953 (see Item 3 and 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
    Class A 0.29% (see Item 3 and 5)

14 TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Icahn Offshore L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    0

8  SHARED VOTING POWER
    Class A 8,718,100 (see Item 3 and 5); Class B 1,932,985

9  SOLE DISPOSITIVE POWER
    0

10 SHARED DISPOSITIVE POWER
    Class A 8,718,100 (see Item 3 and 5); Class B 1,932,985

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 8,718,100  (see Item 3 and 5); Class B 1,932,985

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Class A 6.78% (see Item 3 and 5); Class B 2.68%

14 TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Icahn Partners L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    Class A 7,708,653 (see Item 3 and 5); Class B 2,519,920

8  SHARED VOTING POWER
    0

9  SOLE DISPOSITIVE POWER
    Class A 7,708,653 (see Item 3 and 5); Class B 2,519,920

10 SHARED DISPOSITIVE POWER
    0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 7,708,653  (see Item 3 and 5); Class B 2,519,920

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Class A 5.99% (see Item 3 and 5); Class B 3.50%

14 TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Icahn Onshore L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    0

8  SHARED VOTING POWER
    Class A 7,708,653 (see Item 3 and 5); Class B 2,519,920

9  SOLE DISPOSITIVE POWER
    0

10 SHARED DISPOSITIVE POWER
    Class A 7,708,653 (see Item 3 and 5); Class B 2,519,920

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 7,708,653  (see Item 3 and 5); Class B 2,519,920

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Class A 5.99% (see Item 3 and 5); Class B 3.50%

14 TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Icahn Partners Holding L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    0

8  SHARED VOTING POWER
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

9  SOLE DISPOSITIVE POWER
    0

10 SHARED DISPOSITIVE POWER
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
    Class A 12.77% (see Item 3 and 5); Class B 6.18%

14 TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    IPH GP LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    0

8  SHARED VOTING POWER
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

9  SOLE DISPOSITIVE POWER
    0

10 SHARED DISPOSITIVE POWER
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
    Class A 12.77% (see Item 3 and 5); Class B 6.18%

14 TYPE OF REPORTING PERSON*
    OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Icahn Enterprises Holdings LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    0

8  SHARED VOTING POWER
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

9  SOLE DISPOSITIVE POWER
    0

10 SHARED DISPOSITIVE POWER
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
    Class A 12.77% (see Item 3 and 5); Class B 6.18%

14 TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Icahn Enterprises G.P. Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    0

8  SHARED VOTING POWER
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

9  SOLE DISPOSITIVE POWER
    0

10 SHARED DISPOSITIVE POWER
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
    Class A 12.77% (see Item 3 and 5); Class B 6.18%

14 TYPE OF REPORTING PERSON*
    CO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Beckton Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    0

8  SHARED VOTING POWER
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

9  SOLE DISPOSITIVE POWER
    0

10 SHARED DISPOSITIVE POWER
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 16,426,753 (see Item 3 and 5); Class B 4,452,905

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
    Class A 12.77% (see Item 3 and 5); Class B 6.18%

14 TYPE OF REPORTING PERSON*
    CO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
    Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)/ /
    (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
    Class A 26,676

8  SHARED VOTING POWER
    Class A 20,533,441 (see Item 3 and 5); Class B 5,566,131

9  SOLE DISPOSITIVE POWER
    Class A 26,676

10 SHARED DISPOSITIVE POWER
    Class A 20,533,441 (see Item 3 and 5); Class B 5,566,131

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A 20,560,117 (see Item 3 and 5); Class B 5,566,131

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
    Class A 15.99% (see Item 3 and 5); Class B 7.73%

14 TYPE OF REPORTING PERSON*
    IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This Statement constitutes Amendment No. 8 to the Schedule 13D previously filed on December 14, 2004 and amended on February 17, 2005, April 7, 2005, April 8, 2005, April 19, 2005, April 28, 2005, November 10, 2005 and November
16, 2005. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2. Identity and Background

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Registrants (as hereafter defined) are High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership ("Icahn Master"), Icahn Partners Master Fund II LP, a Cayman Islands exempted limited partnership ("Icahn Master II"), Icahn
Partners Master Fund III LP, a Cayman Islands exempted limited partnership ("Icahn Master III") Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), Icahn Partners Holding L.P., a Delaware limited partnership ("Icahn Partners Holding"), IPH GP LLC, a Delaware limited liability company ("IPH"), Icahn Enterprises Holdings LP, a Delaware limited partnership ("Icahn
Enterprises"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), Beckton Corp., a Delaware corporation ("Beckton"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants").

     The principal business address of each of High River, Hopper, Barberry, Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton, Icahn Partners and Icahn Onshore, is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. The principal business address of Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address of Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises. Icahn Enterprises is the sole member of IPH, which is the general partner of Icahn Partners Holding. Icahn Partners Holding is the general partner of each of Icahn Onshore and Icahn Offshore. Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Registrants.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of acting as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master, Icahn Master II and Icahn Master
III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Partners Holding is primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Partners Holding. Icahn Enterprises is primarily engaged in the business of holding interests in various operating companies and Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises L.P. ("IELP"), a publicly traded master limited partnership controlled by Mr. Icahn, which is the sole limited partner of Icahn Enterprises. Beckton is primarily engaged in the business of holding the stock of Icahn Enterprises GP. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interest in Beckton, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master, Icahn Master II, Icahn Master III, Icahn Partners, Icahn Enterprises and IELP and (ii) acting as President and a director of Starfire Holding Corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Registrants are set forth in Schedule A attached hereto.

     None of the Registrants nor any manager or executive officer of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended to add the following:

     On November 16, 2007, High River, Icahn Master II and Icahn Master III purchased in the open market transaction for a price of $3.72 per Share, 334,140, 969,607 and 366,953 Class A Shares, respectively, for an aggregate consideration of $6,215,004 (including brokerage commissions paid for the purchase of such Shares) for the total of 1,670,700 Class A Shares. The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Registrants in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended to add the following:

          (a) As the close of business on November 16, 2007, Registrants may be deemed to beneficially own, in the aggregate, 20,560,117 Class A Shares (composed of 13,181,476 Class A Shares which the Registrants own and approximately additional 7,378,641 Class A Shares which the Registrants would hold if the approximately $38,000,000 of the face amount of the Preferred Shares held by the Registrants were fully converted into Class A Shares) and 5,566,131 Class B Shares, representing approximately 15.99% of the Issuer's outstanding Class A Shares and approximately 7.73% of the Issuer's outstanding Class B Shares (based upon 121,213,349 Class A Shares and 72,000,000 Class B Shares stated to be outstanding as of November 6, 2007 by the Issuer in the Issuer's Schedule 10Q, filed with the Securities and Exchange Commission on November 9, 2007).

          (b) High River has sole voting power and sole dispositive power with regard to 3,208,688 Class A Shares and 772,320 Class B Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Barberry has sole voting power and sole dispositive power with regard to 898,000 Class A Shares and 340,906 Class B Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 7,381,540 Class A Shares and 1,932,985 Class B Shares. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 969,607 Class A Shares. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 366,953 Class A Shares. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 7,708,653 Class A Shares and 2,519,920 Class B Shares. Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. References to the number of Class A Shares in this paragraph assume the conversion into Class A Shares of the Preferred Shares held by all of the applicable Registrants.

          Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of their relationships to Barberry (as disclosed in Item 2), is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the
     Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master II (as disclosed in
     Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master II directly beneficially owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master III (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          Mr. Icahn has sole voting power and sole dispositive power with regard to 26,676 Class A Shares. Each of Registrants (other than Mr. Icahn) disclaims beneficial ownership of such Shares for all purposes.

          (c) There were no transactions effected in Shares within the past sixty days, other than as described in Item 3 above.

Item 7. Material to be Filed as Exhibits

          1 Joint Filing Agreement of the Registrants

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2007

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ---------------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Andrew Skobe
              ---------------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:   Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Blockbuster Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of November, 2007.


HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              --------------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ---------------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:   Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Registrants. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any Shares.

HIGH RIVER LIMITED PARTNERSHIP
Name                                Position
----                                --------
Hopper Investments LLC              General Partner


HOPPER INVESTMENTS LLC
Name                                Position
----                                --------
Barberry Corp.,                     Sole Member
Edward E. Mattner                   Vice President


BARBERRY CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Vice President; Authorized Signatory
Gail Golden                         Vice President; Authorized Signatory
Vincent J. Intrieri                 Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Tina March                          Authorized Signatory


ICAHN PARTNERS MASTER FUND LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner
Keith A. Meister                    Executive Vice President

ICAHN PARTNERS MASTER FUND II LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner
Keith A. Meister                    Executive Vice President


ICAHN PARTNERS MASTER FUND III LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner
Keith A. Meister                    Executive Vice President


ICAHN OFFSHORE LP
Name                                Position
----                                --------
Icahn Partners Holding LP           General Partner
Keith A. Meister                    Executive Vice President


ICAHN PARTNERS LP
Name                                Position
----                                --------
Icahn Onshore LP                    General Partner
Keith A. Meister                    Executive Vice President


ICAHN ONSHORE LP
Name                                Position
----                                --------
Icahn Partners Holding LP           General Partner
Keith A. Meister                    Executive Vice President


ICAHN PARTNERS HOLDING LP
Name                                Position
----                                --------
IPH GP LLC                          General Partner
Andrew Skobe                        Chief Financial Officer


IPH GP LLC
Name                                Position
----                                --------
Icahn Enterprises Holdings LP       Managing Member
Andrew Skobe                        Chief Financial Officer


ICAHN ENTERPRISES HOLDINGS LP
Name                                Position
----                                --------
Icahn Enterprises G.P. Inc.         General Partner
Andrew Skobe                        Chief Financial Officer


ICAHN ENTERPRISES G.P. INC.
Name                                Position
----                                --------
Beckton Corp.                       General Partner
Andrew Skobe                        Chief Financial Officer


BECKTON CORP.
Name                                Position
----                                --------
Edward Mattner                      Authorized Signatory